United States securities and exchange commission logo





                            May 17, 2024

       Michelle Hickox
       Chief Financial Officer, Secretary and Treasurer
       First Financial Bankshares, Inc.
       400 Pine Street
       Abilene, TX 79601

                                                        Re: First Financial
Bankshares, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 000-07674

       Dear Michelle Hickox:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Composition of Loans Held-For-Investment, page 42

   1. In your tabular disclosure on page 42, we note that the combination of owner and non-
                                                        owner occupied
commercial real estate (   CRE   ) loans represented 26.1% of your total
                                                        loans as of December
31, 2023. Please revise future filings to further disaggregate the composition of your CRE
loan portfolio to disclose and quantify material geographic
                                                        and industry
concentrations (such as office, retail, hotel and multifamily), as well as current weighted
average and/or a range of loan-to-value ratios and occupancy rates to
                                                        enhance an investor   s
understanding of these loan categories. See Item 303 of Regulation
                                                        S-K.
 Michelle Hickox
First Financial Bankshares, Inc.
May 17, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or John Nolan at 202-551-3492 with any questions.



FirstName LastNameMichelle Hickox                        Sincerely,
Comapany NameFirst Financial Bankshares, Inc.
                                                         Division of
Corporation Finance
May 17, 2024 Page 2                                      Office of Finance
FirstName LastName